Exhibit 99.2

AMTD Digital Announces Change of Fiscal Year End

PARIS & NEW YORK, April 30, 2024—(BUSINESS WIRE)—AMTD Digital Inc. (“AMTD Digital” or the “Company”) (NYSE: HKD) announced today that the Company’s board of directors approved the change of the Company’s fiscal year end from April 30 to October 31. Taking into consideration the continual global expansion of AMTD Group Inc. (“AMTD Group”), being the controlling shareholder of the Company, AMTD Group is realigning the various fiscal calendar year-end dates of its subsidiaries. The Company is adjusting its fiscal year-end date to October 31 accordingly.

The change of fiscal year-end is effective immediately.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates four main business lines including digital solutions services, digital media, content and marketing services, digital investments as well as hospitality and VIP services. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD Digital Inc., are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and AMTD Digital Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

IR Office

AMTD Digital Inc.

ir@amtdigital.com